245 Summer Street

Fidelity® Investments

Boston, MA 02210

October 3, 2024

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Merrimack Street Trust (the trust): File Nos. 333-186372 and 811-22796

Fidelity Municipal Bond Opportunities ETF

Fidelity Systematic Municipal Bond Index ETF (the fund(s))

Post-Effective Amendment No. 29

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 29 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Municipal Bond Opportunities ETF and Fidelity Systematic Municipal Bond Index ETF as new series of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus(es) and SAI(s) contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust designates an effective date 85 days after filing. We request your comments by November 12, 2024.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Shareholder Reporting